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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                          Commission File No. 000-26607



                         (Check one): [ x ] Form 10-QSB

                         For period ended: December 31, 2002
                                           -----------------

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A.

================================================================================

PART I

REGISTRANT INFORMATION

Full Name of Registrant:                      Satellite Enterprises Corp.

Former Name if applicable:

Address of principal executive office:        20 Varcrest Place NW

City, State and Zip Code:                     Calgary, Alberta, Canada T2A 0B9


PART II

RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x]      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]      (b) The subject annual report on Form 10-KSB, will be filed on or before the 15th calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. (Not Applicable)


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PART III

NARRATIVE

        State below in reasonable detail the reasons why Form 10-KSB could not be filed within the prescribed time period.


The Registrant is unable to file the subject report in a timely manner because the Registrant was not able to complete timely its financial statements without unreasonable effort or expense.


PART IV

OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification.

     Robert Hodge                403 650-6586
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        (Name)              (Area Code)  (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                             [x]  Yes                [ ]  No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                             [ ]  Yes                [x]  No


        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                           SATELLITE ENTERPRISES CORP.
                           ---------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

SATELLITE ENTERPRISES CORP.


Date: February 14, 2003


By   /s/ Robert Hodge
     -------------------------
            President